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                                                                    THE HARTFORD



October 12, 2004



Securities and Exchange Commission
450 Fifth Street, N.W., Stop 5-6
Washington, D.C. 20549

Re:   Hartford Life Insurance Company
      Separate Account Two
      File No. 33-19945

Commissioner:

Pursuant to Rule 477(a), the Registrant hereby respectfully requests that the filing on Form N-4 which was transmitted on June 21, 2004 and described on its cover as Post-Effective Amendment No. 23 (File No. 33-19945) be withdrawn.

Sincerely,

/s/ Marianne O'Doherty

Marianne O'Doherty
Vice President and Assistant General Counsel